EXHIBIT 1

                                  [TRANSLATION]

                                                                   June 14, 2007

SECURITIES AUTHORITY                        TEL AVIV STOCK EXCHANGE
www.isa.gov.il                              www.tase.co.il

                                IMMEDIATE REPORT

          Nature of the Event: Preliminary Hearing of the Class Action

On June 13, 2007, a preliminary hearing took place regarding th emotion to certify the class action which was filed October 27, 2002 by Mr. A Fin against the Bank, its officers (past and present) and the State of Israel as its controlling shareholder (the action's cause of action is the alleged breach of the duty to report under the Securities Law - 1968 and the regulations thereunder and the estimated damage claimed in the action is NIS 20 million and, alternatively, NIS 14 million). At the hearing, the Bank and the plaintiff informed the court that advanced negotiations are taking place between the parties to settle the matter, which will make superfluous further hearings in the case.

The date and time when the Company was first made aware of the event or matter:
June 13, 2007 at 12:30 P.M.